August 9, 2019

Olivier Pomel
Chief Executive Officer
Datadog, Inc.
620 8th Avenue, 45th Floor
New York, NY 10018

       Re: Datadog, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 30, 2019
           CIK No. 0001561550

Dear Mr. Pomel:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated July 10, 2019.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Performance, page 57

1. We note your response to prior comment 2. Please explain further your inclusion of additional usage and committed amounts in calculating the monthly run-rate (MRR). In this regard, tell us what each of these represent. With regards to additional usage, if a customer incurs additional usage in a given month and it is included in your MRR, please clarify whether that customer is contractually committed to similar levels of usage in the following months. If not, tell is how you determined that is appropriate to annualize the revenue related to such additional usage in determining your annualized run-rate.
 Olivier Pomel
Datadog, Inc.
August 9, 2019
Page 2
2. We note your revised disclosures in response to prior comment 4. Please clarify why you chose to disclose that your dollar-based net retention rate has been over 130% for each of the last eight fiscal quarters when it appears that a higher data point may be more relevant. Also, confirm that you intended to refer to a dollar-based net retention rate of
      146% as of June 30, 2019 and explain why such amount differs from the supplemental information you provided. Lastly, to add context to your current measures, please revise to provide comparative data for each period presented.
3. Please disclose how you determine the ARR attrition for purposes of calculating the dollar-based gross retention rate.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

FirstName LastNameOlivier Pomel                            Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameDatadog, Inc.
                                                           and Services
August 9, 2019 Page 2
cc:       Nicole Brookshire, Esq.
FirstName LastName